NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

April 5, 2022

Erin Donahue

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transnational Group, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed March 7, 2022
Commission File No. 024-11775

Dear Ms. Donahue:

This is in response to the letter of comment of the Staff dated March 22, 2022, relating to the captioned Offering Statement on Form 1-A of Transnational Group, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Offering Statement on Form 1-A/A filed March 7, 2022

Financial Statements, page F-1

1.	Please tell us where you have included the financial statements of On OTT Now, Inc. in the filing, or revise to include the financial statements as indicated in your response to prior comment 2.

Please be advised that, in response to such comment, the financial statements of On OTT Now, Inc. are included in the filing.

2.	Please revise the face of the Unaudited Consolidated Balance Sheet on page F-2 to disclose the correct number of shares of Preferred stock issued and outstanding at each date, or to refer investors to a note where the information is disclosed. See ASC 210-10-S99-28.

Please be advised that, in response to such comment, the Unaudited Consolidated Balance Sheet on page F-2 has been revised.

3.	Please revise the Unaudited Consolidated Statements of Operations included on pages F-3 and F-16 to present earnings (loss) per share amounts on the face of the statements. Refer to ASC 260-10-45 and ASC 260-10-50. Present your earnings (loss) per share amounts rounded to the nearest cent (i.e., using only two decimal points).

Please be advised that, in response to such comment, the Unaudited Consolidated Statements of Operations on pages F-3 and F-16 have been revised.

4.	Revise the Unaudited Consolidated Statement of Cash Flows on page 17 to correctly disclose that the statements are for the years ended February 28, 2021 and 2020, respectively, and not for the six months then ended, as currently disclosed.

Please be advised that, in response to such comment, the Unaudited Consolidated Statement of Cash Flows on page F-17 has been revised.

Unaudited Pro Forma Financial Statements, page F-26

5.	We note that the acquisition was consummated on July 18, 2021 and is already reflected in your balance sheet at November 30, 2021. Please amend to remove the pro forma balance sheet. See the guidance in Rule 8-05(b)(1) of Regulation S-X.

Please be advised that Pro Forma information presented is as of February 28, 2021, and May 31, 2021.

6.	Revise the filing to also include a pro forma statement of operations for the latest interim period prior to consummation of the acquisition, which appears to be the interim period ending May 31, 2021. See Rule 8-05(b)(1) of Regulation S-X.

Please be advised that, in response to such comment, Pro Forma statements for the interim period ended May 31, 2021, have been included.

General

7.	We note that the Subscription Agreement contains a jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:

•	Include a description of the provision in the Risk Factors section of the offering circular;

•	Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

•	Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
•	Clarify whether the provision applies to purchasers in secondary transaction.

8.	We note that your forum selection provision identifies state and federal courts sitting in Denver, Colorado as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please include appropriate risk factor disclosure.

Please be advised that Section 6 of the Subscription Agreement has been revised, to the effect that no risk factor disclosure would be warranted.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: Transnational Group, Inc.